October 13, 2021

BY EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Christina Fettig

Re:         Stone Ridge Trust II (the “Trust”)

Dear Ms. Fettig:

On behalf of the Trust, included with this letter are responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission that were provided in a phone call on September 13, 2021. For the convenience of the Staff, these comments have been restated below in their entirety. The Trust’s response follows each comment. References in the responses to the Stone Ridge Reinsurance Risk Premium Interval Fund’s (the “Fund”) prospectus (“Prospectus”) are to the Prospectus filed via EDGAR on Form N-2 on February 24, 2021 (File No. 333-229918) and references to the Fund’s annual report to shareholders (“Annual Report”) are to the Annual Report filed via EDGAR on Form N-CSR on January 11, 2021 (File No. 811-22870). Capitalized terms used but not defined herein have the meanings assigned to them in the Prospectus or Annual Report, as applicable.

Annual Report

1)

Staff Comment: We refer to the Consolidated Schedule of Investments beginning on page 21 of the Annual Report. Please explain supplementally how the categorizations in the Consolidated Schedule of Investments tie back to what the Fund can invest in as described in the Prospectus. For example, there are categorizations used in the Consolidated Schedule of Investments such as Participation Notes, Preference Shares and Private Fund Units that are not referenced in the same way in the Prospectus.

Response: The Trust confirms that the Participation Notes, Preference Shares and Private Fund Units are reinsurance-related securities as described in the cover page to the Prospectus under “Investments Strategy.” The Trust notes that Preference Shares and Private Fund Units are privately offered equity securities as disclosed in the exemplary list of reinsurance-related securities in which the Fund may invest. The list of reinsurance-related securities in the Prospectus is merely illustrative, not exhaustive, and the Trust reserves flexibility to invest in other reinsurance-related securities, including Participation Notes. However, the Trust will clarify the Fund’s Consolidated Schedule of Investments to tie these categorizations more specifically to the description in the Prospectus, beginning with the Fund’s annual report for the period ended October 31, 2021.

2)

Staff Comment: In the Consolidated Schedule of Investments, Resilience Re Series 1711A 0.000%, 12/31/2020 and Resilience Re Series 1714A 0.000%, 04/06/2021 on page 22 each have a value of zero but are not identified as non-income producing securities. Please confirm supplementally whether these securities should be identified as non-income producing securities in compliance with footnote 7 to Rule 12-12 of Regulation S-X and, if so, please ensure that in future filings these and other similar securities are identified as non-income producing.

Response: The Trust confirms that Resilience Re Series 1711A 0.000%, 12/31/2020 and Resilience Re Series 1714A 0.000%, 04/06/2021 are non-income producing securities. In future filings, the Trust undertakes to identify these and other similar securities as non-income producing securities.

3)

Staff Comment: We note that the Excess Mortality Swap Contract with Hannover Re listed on page 30 of the Consolidated Schedule of Investments appears to be a custom basket swap. Footnote 3 to Rule 12-13C of Regulation S-X requires certain disclosure with respect to a custom basket swap where the notional amount is greater than 1% of a fund’s net asset value. Please confirm that in future filings the Fund will comply with the disclosure requirements under footnote 3 to Rule 12-13C of Regulation S-X.

Response: The Trust undertakes to include the disclosure required under footnote 3 to Rule 12-13C of Regulation S-X in relation to any applicable custom basket swap going forward.

4)

Staff Comment: It appears that the Fund held level 3 securities with a value of zero that are categorized as limited liability partnerships in the chart summarizing the fair value hierarchy of the Fund’s investments on page 39. However, the dash under “value” could be interpreted as indicating that there are no level 3 securities in the relevant category, rather than indicating that there are level 3 securities in that category with a value of zero. In future filings, please indicate when the Fund holds level 3 securities with a value of zero in a particular category, to distinguish from a situation where there are no such securities.

Response: The Trust undertakes to include a clarification in the fair value hierarchy chart when there are level 3 securities with a value of zero going forward.

5)	Staff Comment: In future filings, please include the disclosure required under Instruction 4(f) to Item 24 of Form N-2.

Response: The Trust undertakes to include the disclosure required under Instruction 4(f) to Item 24 of Form N-2 going forward.

6)

Staff Comment: Please explain supplementally the services for which the Fund paid audit-related fees. In future filings, please describe any services for which the Fund pays audit-related fees in accordance with Item 4(b) of Form N-CSR.

Response: The service for which the Fund paid audit-related fees in the fiscal years ended 10/31/2020 and 10/31/2019 was the review of the Fund’s prospectus by its principal accountant. The Trust undertakes to describe the services for which the Fund pays audit-related fees going forward in accordance with Item 4(b) of Form N-CSR.

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Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-1493.

Very truly yours,

/s/ Lizzie Gomez

Lizzie Gomez

cc:	James Rothwell, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Daniel W. Whitney, Stone Ridge Asset Management LLC